Exhibit 4(c).10

Westpac
Australia’s First Bank
Westpac Banking Corporation ABN 33 007 457 141

David Morgan Chief Executive Officer Level 27, 60 Martin Place Sydney NSW 2000 Telephone: (02) 9226 (2) 3001 Facsimile: (02) 9226 (2) 4128 Email: dmorgan@westpac.com.au

24 October 2002

PRIVATE & CONFIDENTIAL

Ilana Atlas
Group Secretary and General Counsel
Level 27, 60 Martin Place
Sydney 032/927MP

Dear Ilana

I would like to formally offer you a position on Westpac’s Group Executive Team on the terms set out below and those contained in the attached Executive Employment Agreement.

1. DATE OF COMMENCEMENT

Your date of commencement will be 11 November 2002.

2. POSITION AND DUTIES

Your role will be that of Group Executive, People & Performance, which will report to me.

We will work together to clarify and agree the scope of your responsibilities in a way that meets our mutual objectives. Because of the dynamic nature of the industry and our commitment to developing our key people, the scope of the role may change over time.

3. REMUNERATION ARRANGEMENTS

Fixed Package and Employer Superannuation

Your Fixed Package will be $500,000 per annum.

In addition to your Fixed Package, Westpac will make superannuation contributions on your behalf to the Westpac Staff Superannuation Plan (“WSSP”). The current value of these contributions is 9% of your Fixed Package.

Your superannuation benefits will continue to be provided for in the accumulation benefits section of the WSSP. The accumulation benefit allows you to invest in a range of investment options.

Flexible Choice Benefits

The following non-cash benefits may be selected from your Fixed Package in lieu of cash salary. The value of these non-cash benefits can be up to a maximum of 40% of your Fixed Package. Any Fringe Benefits Tax (“FBT”) incurred will be deducted from your Fixed Package.

Employee Superannnuation Contributions

You may elect to make nominated contributions to WSSP from your Fixed Package. These contributions (plus contributions tax) will be deducted from your Fixed Package on a pre-tax basis.

Motor Vehicle

You will be entitled to package two motor vehicles under a novated lease arrangement. The total running costs (which include lease payments, petrol, insurance, FBT and registration) will be deducted from your Fixed Package on a pre-tax basis.

Parking

If you wish to include car parking in your package, Westpac will provide a parking space in its head office building. The notional value, inclusive of FBT, will be deducted from your Fixed Package on a pre-tax basis.

Other items

Other non-cash benefits, such as child-care and personal computers, may be available to you from time to time. As with the other non-cash benefits, the total cost of these benefits will be deducted from your Fixed Package.

4. VARIABLE REMUNERATION

In addition to your Fixed Package, you:

(a) will be eligible to participate in the Group Executive Short Term Incentive Plan (“STI”) and

(b) may from time to time be invited to acquire Westpac securities under Westpac’s hurdled employee equity plans (“Long Term Incentive” or “LTI”).

The value of these components varies with your individual performance and business performance, as measured against challenging objectives to be agreed between us on commencement. Your objectives are subject to annual review. Further information is included in the Executive Employment Agreement attached.

5. OTHER MATTERS

Details of other employment-related benefits, and Westpac’s arrangements regarding the termination of your employment, are included in the attached Executive Employment Agreement. The terms and conditions in this letter and the Executive Employment Agreement replace all previous arrangements regarding your employment.

Ilana, I am looking forward to working with you as a key member of the Executive Team. If you agree that this letter reflects our discussions and meets your expectations in terms of your appointment would you please sign the enclosed copy and return it to me.

Yours sincerely,

David Morgan Chief Executive Officer

I, Ilana Atlas, accept the terms and conditions outlined in this letter and the attached Executive Employment Agreement and confirm that these terms and conditions constitute the entire agreement between me and Westpac concerning my employment and that I have not relied on any other representations or warranties by Westpac.

4/November/2002

Ilana Atlas

Executive Employment Agreement

This Agreement applies to your employment as Westpac Group Executive, People & Performance. It should be read in conjunction with the accompanying letter of offer.

1. Core Business Values

Our set of core values provide the basis for how we go about our business of being a great Australian company.

At Westpac our core business values are:

• Teamwork

• Integrity

• Performance

These values shape our decisions and our relationships with all our key stakeholders including customers, shareholders and employees.

2. Variable Remuneration

Short Term Incentive

You will be eligible to be considered for an annual performance bonus under Westpac’s Value Management Compensation Plan. The plan allows for a range of payment from between 0% and 200% of your target Short Term Incentive (“STI”) depending on performance.

If personal and Group business results are on target for Westpac’s current financial year (ending 30 September 2003), your target STI is $300,000. This target is for a whole financial year. Accordingly, after calculating your notional STI payment for this financial year, your actual STI payment will be pro-rated in proportion to your actual period of service over this financial year. In future years, the target will be set annually at the commencement of the new financial year.

Where actual STI exceeds target STI, it is our current policy to defer a portion of the STI payment. The deferred portion is the amount over your target STI and the deferral period is up to three years from the first payment date. A portion of the deferred payment becomes due each year. Interest is applied to the balance outstanding each year and paid annually. The terms of the deferral will be provided to you at the time the deferral is made and, in certain circumstances, any unpaid deferred payment (including interest) may be forfeited.

Westpac may, in its discretion, choose to vary, discontinue or replace its STI plans.

Long Term Incentive

You will also be eligible to participate in Westpac’s hurdled employee equity plans. The decision to extend an invitation to you to participate and, if you accept the invitation, the number of securities to be granted to you, are both at the discretion of the Board or its authorised delegate. Any securities allocated to you will be subject to performance hurdles which will determine the number of securities to which, subject to the Plan rules, you will become entitled. An explanation of the equity schemes and a summary of the plan rules will be provided to you at the time an invitation is extended.

Your LTI target for FY 2003 is securities to the value of $700,000 (valued in accordance with the Westpac valuation model as determined from time to time) with the actual number dependent on your assessed personal contribution and potential, and Group business results. Irrespective of this, all grants are at the sole discretion of the Board or its authorised delegate.

Westpac may introduce and substitute other security schemes at its discretion.

3. Annual Remuneration Review

Your remuneration will be reviewed annually. This will generally be shortly after the end of the financial year (30 September), effective 1 January of the following year.

4. Other Benefits

In addition to your Fixed Package, Westpac will also provide you with the following benefits:

Insurance

Westpac will provide you with death and total and permanent disability insurance cover of up to $600,000 in the Westpac Executive Group Life Plan. This is in addition to any entitlement you have as a member of WSSP. Your coverage is subject to the policy terms and conditions.

Health Checks	You will be invited to attend an annual comprehensive health check at Westpac’s expense. This is provided as a benefit to you and the results of the health check will not be disclosed to Westpac.

Westpac Employee Advantage

You may access Westpac’s discretionary staff benefits under the Employee Advantage Program, which may include priority customer discounts on loans and other Westpac products as well as corporate discounts on various third party goods and services covering health and lifestyle benefits and other products. If you are not already with Westpac Private Bank, we will introduce you for your personal Banking requirements.

Please note that the products and services provided under the Employee Advantage Program may vary from time to time.

5. Minimum Shareholding Guidelines

Westpac’s Board Remuneration Committee has recently approved Executive Shareholding Guidelines (“Guidelines”). Any grants made under the Proposed Equity Plans will be the subject of the Guidelines.

The broad principles of the Guidelines are as follows:

•                      disposal restrictions may, at Westpac’s discretion, be placed on a proportion of any securities to be awarded to a participant in Proposed Equity Plans until such time as the minimum number of shares to be held under the Guidelines is met;

•                      Group Executives will be required to hold a minimum of 60,000 Westpac shares;

•                      the minimum number of shares will be reviewed every 3 years; and

•                      there will be no time requirements placed upon executives for meeting the Guidelines, but it is expected that executives will aim to increase their shareholding each year with a view to reaching the required shareholding within a reasonable time.

6. Business Expenses

Westpac will reimburse you for all reasonable out of pocket expenses incurred by you on Westpac business.

7. Termination

Termination and Notice Period

This Agreement and your employment with Westpac may be terminated at any time by Westpac or you giving twelve months’ written notice Westpac may elect to make a payment to you (based on your Fixed Package) in lieu of part or all of this notice period.

During any period of notice of termination, Westpac may direct you to perform different duties or no duties, depending on the circumstances of your departure.

If you have committed serious misconduct or a serious or persistent breach of this Agreement, Westpac may terminate this Agreement and your employment with Westpac with immediate effect and without any payment in lieu of notice.

If you are unable to fulfil your duties because of illness or incapacity, Westpac may terminate this Agreement and your employment with Westpac with immediate effect and without any payment in lieu of notice.

If you are a director of Westpac or any of its subsidiaries at the time that your employment with Westpac concludes for any reason, you agree to resign from that office.

The termination of this Agreement or your employment with Westpac for any reason, does not affect your obligations, and Westpac’s rights, regarding confidential information and intellectual property (see sections 8 and 9 of this agreement).

Termination and Change in Control

Westpac acknowledges that particular concerns may arise in relation to your appointment conditions in the event of a change in control of the ownership of Westpac. If Westpac terminates your employment for reasons other than poor performance or misconduct, at any time during a period of up to six months following a change in control, Westpac will increase your payment in lieu of notice of termination to 1.5 times your Fixed Package, less your Fixed Package for any period of actual notice of termination. In these circumstances, this payment would replace any other payment in lieu of notice.

For this purpose, ‘change of control’ means where a person or corporate entity becomes the beneficial owner of at least 35% of the voting shares of Westpac Banking Corporation on issue.

Termination, incentive payments and employee securities

If you leave Westpac, in most cases you will forfeit your rights to deferred incentive payments and unvested employee securities. The relevant equity and incentive plan rules determine treatment of these items.

8. Executive Conduct

Your duties are such that you will be involved in the affairs of a number of Westpac companies. For the purposes of this Agreement, Westpac and the Westpac Group means Westpac Banking Corporation and its related bodies corporate (as defined in the Corporations Act 2001).

Requirements

As a member of the executive team we require you to:

•                      Act in Westpac’s best interests and use your best endeavours to promote Westpac’s business interests

•                      Give the whole of your time, ability and attention in normal working hours, or when reasonably required outside those hours (without additional remuneration), to the business and affairs of Westpac and any other member of the Westpac Group

•                      Faithfully and diligently perform the duties and exercise the powers consistent with your position and any other responsibilities that may be assigned to you by Westpac from time to time

•                      Comply with any reasonable direction given to you by the Chief Executive Officer or the Board

•                      Comply with the Westpac Code of Conduct

•                      Disclose any business interests activities or decisions which conflict, or appear to conflict, with your duties or responsibilities to Westpac

•                      Refrain from other business activities (including directorships) or employment without the written consent of Westpac

•                      Refrain from any business activity or employment outside Westpac that could involve you having financial dealings with a member of the Westpac Group which may establish some responsibility of that member to another party

•                      Not accept any payment or benefit in money or kind from any person or entity as an inducement or reward for any act or forbearance in connection with any matter or business transacted by or on behalf of Westpac

•                      Maintain and disclose a register of your investments that may be made available to shareholders

•                      Maintain and disclose a register of your directorships of companies not related to Westpac

•                      Except in performing your duties to Westpac, not use or disclose, either before or after the termination of your employment and / or this Agreement, any confidential information to which you are exposed, or which is disclosed to or generated by you in the course of, or in connection with your employment, including (without limitation):

•                  information concerning the business of any member of the Westpac Group or any of its customers and any transactions in which a member of the Westpac Group or any of its customers may be or may have been concerned or interested;

•                  strategic, business or marketing plans of a member of the Westpac Group or any of its customers;

•                  any trade secret of a member of the Westpac Group or any of its customers; and

•                  customer lists and any databases or other records of a member of the Westpac Group,

provided that this information is not in the public domain, unless its reason for being public is because you have breached an obligation to Westpac to keep the information confidential.

•                      Maintain the confidentiality of your remuneration and the terms of this Agreement as a private matter between yourself and Westpac.

Policies

In particular you should ensure that while you are employed with Westpac you read and at all times observe and foster compliance with the key employment policies including the:

•                                          Code of Conduct

•                                          Insider Trading Policy

•                                          Internet Technologies Code of Use

•                                          discrimination and harassment policies

•                                          occupational health and safety policies

•                                          media policies

•                                          privacy policies

These policies are reviewed on a regular basis and amended to meet the needs of changing business circumstances.

These and other policies are located on the Westpac intranet and copies are available on request. The Code of Conduct is attached.

Customers and employees

Your appointment to Westpac will mean that you will come into contact with market sensitive information concerning the members of the Westpac Group, their customers and employees that is of significant commercial value. To protect this value, we require that during your employment and for a period of twelve months after the termination of your employment, you will not:

•             Solicit or entice away any director or employee of a member of the Westpac Group

•             Directly or indirectly employ or engage any person who has during your employment by Westpac been a director or employee of, or independent contractor to a member of the Westpac Group

•             Solicit or entice away from a member of the Westpac Group any customer, or potential customer, with whom you have had dealings during your employment

•             Attempt to do any of the above things.

Your obligations in this respect survive the termination of this Agreement and/or your employment with Westpac.

9. Intellectual Property

Westpac’s Intellectual Property

As an employee of Westpac, all work created by you during the course of your employment, is owned by Westpac. This work may be created by you alone, or jointly with other Westpac employees or third parties (such as consultants used by Westpac from time to time).This work may include (but is not limited to):

•                                          development of products or services;

•                                          development of business processes;

•                                          marketing materials;

•                                          registered and unregistered trade marks and logos;

•                                          technology developments;

•                                          all material (including, without limitation, business cases, artwork, workflow diagrams and reports) created by you during the course of your employment in any form whatsoever,

Material

It may be the case that Material is developed during the course of your employment which is ultimately not used by Westpac. You acknowledge that, regardless of whether or not Westpac uses that Material, it remains the intellectual property of Westpac. Except to fulfil your duties as an employee of Westpac, you must not use any Material, or disclose it to any third party, either during your employment with Westpac, or after you leave Westpac.

You consent to all acts or omissions of (or for the benefit of) Westpac which would otherwise constitute a breach of any moral rights you may have in relation to any Material or other copyright subject matter created by you which is connected with your employment with Westpac.

You agree that, if requested by Westpac, you will execute any document necessary to transfer ownership of Material to Westpac.

Intellectual property of Third Parties

It is a condition of your employment that you do not infringe the intellectual property rights of any third party.

Previous employers

You must not use any material created during the course of your employment with previous employers during your employment with Westpac. To do so could infringe their intellectual property rights in that material and may result in:

•                                          court action preventing Westpac from using that material; and/or

•                                          costs being incurred by Westpac if it must cease use of that material; and/or

•                                          reputational damage to Westpac.

Material created for Westpac

It is a condition of your employment that whenever you produce work in the course of your employment which contains material owned by a third party, you obtain all necessary consents and licences from that third party for use of that material.

10. Disclosure

You should be aware that the terms of your employment including this Agreement and the accompanying letter of offer may need to be disclosed to discharge legislative and regulatory requirements both in Australia and overseas.

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